OMB APPROVAL

OMB Number:	3235-0080
Expires:	February 28, 2009
Estimated average burden
hours per response	1.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 001-7182
Merrill Lynch & Co., Inc. (MER); Delisting from NYSE Arca. Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
4 World Financial Center, New York, NY 10080

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Merrill Lynch & Co., Inc Common Stock (MER)

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17CFR240.12d2-2(a)(l)
☐ 17CFR240.12d2-2(a)(2)
☐ 17CFR240.12d2-2(a)(3)
☐ 17CFR240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch & Co., Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240. 19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Jeffrey N. Edwards
Senior Vice President
Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center Fl 32
New York, New York 10080
212 449 8378 Office
212 449 2346 Fax
Jeff_edwards@ml.com

December 15, 2006
NYSE Arca, Inc.
NYSE Arca
Equities, Inc.
100 South Wacker Drive
Chicago, Illinois
60606
Re: Merrill Lynch & Co., Inc.’s Notice of Intent to Voluntary Delist from NYSE Arca, Inc.
Ladies and Gentlemen:
In accordance with NYSE Arca Equities, Inc. Rule 5.4(b), Merrill Lynch & Co., Inc. (the “Issuer”) hereby notifies NYSE Arca, Inc. (NYSE Arca) that it intends to voluntarily withdraw its common stock, par value $1.33(1/3) per share, ticker symbol MER, from listing on NYSE Arca. In order to reduce duplicative administrative burdens and costs, management has determined that it is in the best interests of the Issuer and its stockholders that the Issuer withdraw the listing of its common stock from NYSE Arca. Merrill Lynch & Co., Inc. common stock continues to be listed on the New York Stock Exchange, its principal listing exchange.
On the date hereof, in accordance with Rule 12d2-2(c)(2)(iii) under the Securities Exchange Act of 1934, as amended, the Issuer will issue a press release regarding this notice and post the press release on our corporate web site. The company expects to file a Form 25 with the Securities and Exchange Commission on the 10th day following the date hereof.
Please call Judith A. Witterschein, Corporate Secretary of the Issuer, at (212) 670-0420 if you should have any questions.

MERRILL LYNCH TO WITHDRAW PACIFIC EXCHANGE LISTING, RETAINS NEW YORK STOCK EXCHANGE LISTING
NEW YORK, NY- December 15, 2006 - Merrill Lynch & Co., Inc. (NYSE: MER]) today announced plans to withdraw the listing of its common stock from NYSE Arca, Inc., formerly the Pacific Exchange. Merrill Lynch & Co., Inc.’s common stock will continue to be listed on the New York Stock Exchange.
Merrill Lynch has decided to withdraw its listing from NYSE Arca, Inc. to streamline operations and eliminate duplicative administrative requirements inherent with dual listings as a result of the NYSE Group’s recent merger with Archipelago Holdings, the parent company of NYSE Arca. The withdrawal is expected to be effective within the next month.
Merrill Lynch does not believe that withdrawing its listing from NYSE Arca, Inc. will have any impact on the liquidity of its stock. NYSE Arca will continue to trade Merrill Lynch & Co., Inc. stock on an unlisted trading privilege basis.

NYSE Regulation
December 28, 2006
Mr. Jeffrey N. Edwards
Senior Vice President and
   Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center Fl 32
New York, New York
     Re: Request for Voluntary Withdrawal from Listing
Dear Mr. Edwards:
This letter is to confirm that the staff of NYSE Arca, Inc. (“Exchange”) has reviewed and approved Merrill Lynch & Co., Inc.’s (“Company”) request to withdraw its Common Stock from listing on the Exchange. This request was dated and received on December 15, 2006.
If the Company wishes to continue with the delisting process, it must file a Form 25 for the removal of the Common Stock from listing and registration on the Exchange pursuant to Securities Exchange Act of 1934, Rule 12d2-2c. Upon filing, please forward a copy of the Company’s Form 25 in its entirety to my attention.
Unless or until the Commission grants effectiveness to the Company’s Form 25, it remains imperative that the Company continues to submit all notices, filings and payments of fees, etc. which are associated with being listed on the Exchange.
If you have questions or concerns regarding this process, please contact me directly at 312-442-7832 or at cgray@nyse.com. Alternatively, you may contact Stephanie Dudek at 312-442-7761 or at sdudek@nyse.com.